UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2015            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

Interim Financial Statements for the Period Ended September 30, 2015

2.

Management Discussion and Analysis

3.

Certification of CEO

4.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒

FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐

No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: December 10, 2015	By: /s/ Simon Ridgway Simon Ridgway President and Director